

May 31, 2024

DMC Global Inc.
11800 Ridge Parkway, Suite 300
Broomfield, Colorado 80021
Attn: Mr. David Aldous
Chairman of the Board of Directors

Dear Mr. Aldous:

Steel Connect, Inc. (together with its affiliates, "Steel", "we" or "our") is pleased to present this non-binding proposal to acquire all the outstanding shares of common stock of DMC Global Inc. ("DMC" or the "Company") that we do not already own at a price equal to $16.50 per share in cash (the "Transaction"). We are submitting this proposal to acquire the Company in order to facilitate constructive discussions with the board of directors of the Company (the "Board"), with the goal of entering into a mutually agreeable transaction that is in the best interests of all stockholders.

We believe that a sale of the Company would be the best course to allow stockholders to realize maximum value for their shares, thus achieving the Company's stated objective of its current strategic alternatives review.

Our proposal delivers an attractive opportunity for stockholders to obtain full and fair value and would also provide stockholders with a superior return as compared to the sale of individual business units. For stockholders, our proposal represents a 25% premium over yesterday's closing price of $13.20 per share and a 22% premium over the average last 30-day closing price of $13.47 per share.

We propose that the Transaction be accomplished through a negotiated merger agreement. Our proposal is subject to the following conditions: (i) receipt of required Board and stockholder approvals; (ii) receipt of any required governmental (including antitrust) and material third-party approvals; (iii) satisfactory completion of confirmatory due diligence; (iv) the Company's maintenance of its current operations without any material and adverse changes; and (v) the execution of a definitive agreement containing terms and conditions customary for a transaction of this type and size. With our cash balance and proven ability to obtain acquisition financing, we have access to more than sufficient capital to fully fund the Transaction; accordingly, the Transaction would not be subject to any financing contingency.

Given our familiarity with the Company, we would require limited due diligence in connection with the Transaction and are prepared to enter into an appropriate confidentiality agreement and commence our due diligence immediately. Our team is committed to allocating the requisite resources to complete the Transaction in a confidential and expeditious manner. We are confident, assuming reasonable access to the Company, its management and its books and records, that we would have the ability to complete our diligence, concomitantly negotiate and execute definitive agreements and consummate the Transaction swiftly and with certainty.

Steel stands ready to meet with the Board and its representatives as soon as possible. We believe that our proposal represents the best opportunity for stockholders to achieve immediate liquidity and maximum and certain value for their shares. Please be aware that this letter constitutes an expression of interest only and does not create and shall not be deemed to constitute or create any legally binding or enforceable obligations



on the part of either of us until a definitive transaction agreement is executed. We reserve the right to withdraw or modify any proposal at any time and for any reason.

This letter is strictly confidential and neither the existence of this letter nor any of its terms may be disclosed by you, except to those of your officers, directors, employees and advisors who have a need to know in order to evaluate this proposal.

We look forward to your prompt response to our proposal and working towards a mutually agreeable outcome that we believe will be in the best interests of all stockholders.

Respectfully,

Warren Lichtenstein (May 30, 2024 19:33 EDT)

Warren Lichtenstein
Executive Chairman